UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File No. 001-38691

AURORA CANNABIS INC.

(Translation of registrant's name into English)

4818 31 Street East
Edmonton International Airport
Edmonton, Alberta,
Canada T9E 0V6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐          Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statement on Form F-10 (File No. 333-249680).

SUBMITTED HEREWITH

Exhibits	Description
99.1	Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2021 and 2020
99.2	Interim Management’s Discussion and Analysis for the three and nine months ended March 31, 2021
99.3	certification of Chief Executive Officer
99.4	cERTIFICATION OF CHIEF FINANCIAL OFFICER

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Glen Ibbott

Glen Ibbott
Chief Financial Officer

Date: May 13, 2021